SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CVM Official Letter

Rio de Janeiro, April 19, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that it has received Official Letter No. 102/2024/CVM/SEP/GEA-1, from the Brazilian Securities and Exchange Commission, attached to this notice to the market, in which it asks for clarification in relation to the news published on April 17, 2024, under the title: "Government is close to closing an agreement to have more power in Eletrobras".

Eletrobras, in relation to the news disclosed in the media, clarifies, in continuity with the relevant facts disclosed on January 8 and April 3, 2024 and the market announcements of March 15 and April 4, 2024, that the work of the Mediation and Conciliation Chamber of the Federal Administration (CCAF) is still in progress and the Company remains engaged "in an attempt at conciliation and a consensual and amicable solution between the parties", under the terms of the decision rendered by Minister Nunes Marques, rapporteur of the Direct Action of Unconstitutionality (ADI).

However, so far there is no definition regarding the points subject to conciliation, contrary to what is stated in the aforementioned notice.

The Company reiterates that any resolutions arising from the work of the CCAF shall be submitted to the approval of the Company's governance bodies, as provided for in its Bylaws and in Law No. 6,404, of December 15, 1976, including its general meeting.

The Company will keep the market informed on the matter, in particular on the terms of any conciliation between the parties.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

ANNEX

Copy of the letter

Subject: Request for clarification on news

Dear Director,

1. We refer to the news published on 04.17.2024 in the newspaper O Globo, News section, under the title: "Government is close to closing an agreement to have more power in Eletrobras", which contains the following statements:

The government assesses that it is very close to an agreement with Eletrobras, privatized in 2022. The agreement, which will increase the Union's power in the company, is "80% resolved," according to an aide to President Luiz Inácio Lula da Silva with direct knowledge of the negotiations. The expectation is that, by May, an announcement can be made.

The talks may also make room for the entry this year of amounts owed by the company to the government, money that will be contributed to electricity bills. In total, Eletrobras owes almost R$ 26 billion, a figure from the privatization and which has to be paid off over the next few years. The amount is provided for in the company's privatization law and is part of the granting process. Minister Nunes Marques, of the Federal Supreme Court (STF), extended to July the deadline for the Eletrobras leadership and the government to reach an understanding, after a request from the Attorney General's Office (AGU). The government, however, hopes it doesn't need all that time. The Executive went to the Supreme Court to increase the power over the company.

Two points had been holding back a decision. The first refers to the total number of seats on the company's Board of Directors and how many would remain in the hands of the government.

To make it possible for the Union to claim more seats in the collegiate, Eletrobras had suggested that the number of directors go from nine to 11, with the two additional seats going to the federal administration. Thus, the board would be made up of three government appointees and 8 from the other shareholders.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

The government, however, was pushing to increase its appointments without expanding the total number of councilors, so as not to dilute the power in the collegiate. Despite having about 40% of Eletrobras' shares, after privatization, the Union was left with only one seat on the board. This was a rule created by privatization to prevent the company from having a defined controller and could then become a corporation. By law, no shareholder can have more than 10% of the votes (the AGU went to the Supreme Court to question exactly this point).

STAKE IN ELETRONUCLEAR

Now, an intermediate solution is on the table. Under it, Eletrobras would have a Board of Directors with ten seats, three of which would be from the Federal Government. This "middle way" is what can finally pave the way for an agreement, according to the account of one of those involved.

Another point that made a final resolution difficult was the fate of Eletrobras' stake in Eletronuclear, the state-owned nuclear energy company that manages the Angra dos Reis plants. Eletrobras has shown interest in reducing its stake, which currently stands at about 35% of the voting shares.

The government even produced a technical study to evaluate the acquisition. The debate over the advisability of going ahead with the purchase caused the negotiations to drag on. The tendency today is for the operation not to be carried out.

On the other hand, the Federal Government and Eletrobras are negotiating the reduction of investments in the coming years in the state-owned company. Eletronuclear is asking for R$ 800 million from the controlling shareholders to cover the expenses of renewing the Angra 1 license and will need about R$ 3 billion for new investments until 2027. The idea is to revise these values downwards and rethink Eletrobras' disbursements in relation to Angra 3, a nuclear power plant under construction.

PLAN FOR ELECTRICITY BILL

Also on the table is the possibility of anticipating payments by Eletrobras. The company has to pay about R$ 26 billion by 2047, resources that will go to the Energy Development Account (CDE), which incorporates all subsidies in electricity bills. The goal, back then, was to alleviate electricity bills in the long run.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Minister Alexandre Silveira, who heads the Mines and Energy portfolio, wants to use the anticipation of these resources to reduce electricity tariffs to the final consumer now. The plan, cherished by the minister since last year, involved precisely the advance payment by Eletrobras.

As the agreement between the company and the government dragged on, Silveira proposed a provisional measure (MP) to allow the government to raise with banks the amount owed by Eletrobras, an operation called securitization. It is based on this operation that the government expects to reduce electricity bills by 4% this year.

2. In view of the above, we determine that you clarify whether the news is true, and, if so, explain the reasons why you believe it is not a material fact, as well as comment on other information considered important on the subject, notably regarding the company's integrity and corporate governance policies and practices.

3. It should be noted that, according to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which shall include the transcription of this letter. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal powers and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 04.19.2024.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.